UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-33378

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DISCOVER FINANCIAL SERVICES 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DISCOVER FINANCIAL SERVICES
2500 Lake Cook Road
Riverwoods, Illinois 60015

DISCOVER FINANCIAL SERVICES 401(k) PLAN
December 31, 2013 and 2012
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available For Benefits as of December 31, 2013 and 2012	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	5

Notes to the Financial Statements	6

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2013	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	18

Exhibit Index	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and the Participants of
Discover Financial Services 401(k) Plan
Riverwoods, Illinois
We have audited the accompanying statements of net assets available for benefits of the Discover Financial Services 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.
/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2014

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2013 and 2012

	December 31,
	2013	2012
ASSETS
Participant-directed investments, at fair value	$914,265,617	$676,958,058

Receivables:
Notes receivable from participants	24,611,601	21,231,355
Employer contributions	22,622,398	12,050,618
Participant contributions	613	—
Receivables for securities sold	206,464	233,700
Accrued investment income	81,079	132,861
Total receivables	47,522,155	33,648,534

Total assets	961,787,772	710,606,592

LIABILITIES
Payables for securities purchased	114,173	95,112
Other accrued liabilities	118,188	62,223
Total liabilities	232,361	157,335

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	961,555,411	710,449,257

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(542,468)	(1,605,031)

NET ASSETS AVAILABLE FOR BENEFITS	$961,012,943	$708,844,226

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS:
Contributions:
Participant contributions	$51,308,415	$44,017,198
Rollover contributions	4,484,144	5,073,953
Employer contributions	47,685,256	43,772,254
Total contributions	103,477,815	92,863,405

Investment income:
Net appreciation in fair value of investments	184,717,518	107,038,477
Dividends and interest income	5,414,728	4,204,245
Net investment income	190,132,246	111,242,722

Total additions	293,610,061	204,106,127

DEDUCTIONS:
Benefits paid to participants	41,078,251	39,089,544
Administrative expenses	363,093	189,788
Total deductions	41,441,344	39,279,332

INCREASE IN NET ASSETS	252,168,717	164,826,795
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	708,844,226	544,017,431
End of year	$961,012,943	$708,844,226

See notes to financial statements

DISCOVER FINANCIAL SERVICES 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
As of and for the years ended December 31, 2013 and 2012
1.    DESCRIPTION OF THE PLAN
The following description of the Discover Financial Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.
General
The Plan was adopted by Discover Financial Services (the “Company”) effective July 1, 2007 for its eligible employees and the eligible employees of its participating affiliated employers. The Plan is a profit-sharing plan for purposes of section 401(a)(27) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also an eligible individual account plan within the meaning of Section 407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides for the acquisition and holding of “qualifying employer securities” as defined in ERISA section 407(d)(5). Up to 100% of the Plan's assets may be invested in qualifying employer securities. The portion of the Plan's assets invested in qualifying employer securities is designated as an “employee stock ownership plan” (“ESOP”) under Code section 4975(e)(7).
All of the Plan's investments are held in a trust account at The Bank of New York Mellon (the “Custodian”). The general administration of the Plan is placed in the “Plan Administrator” defined under the Plan as the Employee Benefits Committee.
Eligibility
Full-time and part-time (regularly scheduled to work 20 hours or more a week) employees of the Company, and of participating employers electing to participate in the Plan, are eligible to participate in the Plan upon hire. Other employees of the Company including those regularly scheduled to work less than 20 hours per week and temporary employees are eligible to participate after completing one year of service, as defined in the Plan, and attaining age 21. The Plan provides for automatic enrollment and automatic escalation of pre-tax contributions of participants who do not elect to opt out of participation.
Participant Contributions
Each year, participants may contribute up to 30% of pre-tax annual compensation, as defined in the Plan and subject to certain limitations. A Non-Highly Compensated Employee may make After-Tax Contributions to the Plan for any year equal to any whole percentage from 1% to 10% of the Participant's Earnings as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing pre-tax distributions from other qualified defined benefit or defined contribution plans. Participants age 50 and over can make catch-up contributions subject to limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.
Employer Contributions
The Company contributes a fixed 3% of eligible pay and matches 100% on the first 2% of eligible pay (as defined in the Plan) employees contribute on a pre-tax basis, plus 50% on the next 4% of eligible pay employees contribute on a pre-tax basis, subject to certain limitations. All participating employees who have made pre-tax contributions of at least 6% of annual earnings are eligible for an adjustment match at year end. The adjustment match will be equal to the difference between the maximum company match the participant is eligible to receive and the matching contributions credited to the participant's account during the plan year, whether or not a plan limit was reached during the year. Additional transitional credit contributions of 1.5% or 3.0% of eligible pay will be made by the Company to participants who have reached specified age, service and points requirements for up to five years if such participants remain employed with the Company. Transitional credit contributions ceased at December 31, 2013.
Effective January 1, 2013, the Company matching contributions are made as soon as is administratively practicable following the end of the payroll period, generally bi-weekly, based on employee pre-tax contributions. Effective January 1, 2013, the Company fixed contributions are made annually based on eligible pay. The Company transitional credit contributions are made on a quarterly basis based on eligible pay.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, allocations of the Company's contribution and Plan earnings, and charged with the participant's withdrawals, an allocation of Plan losses and administrative expenses not otherwise paid by the Company. Allocations are based on the participant's balance or earnings, other than participant-directed transactions that may have individual fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement, Death and Disability
A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death, disability or certain reductions in force as provided in the Plan.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of service. A participant is 100% vested after two years of service, as defined in the Plan.
Forfeitures
Any nonvested matching contributions or Company fixed contributions credited to a participant's account shall be forfeited as of the end of the month in which the participant terminates employment. These forfeitures are used to offset future employer contributions of the Plan or to pay Plan expenses. During the years ended December 31, 2013 and 2012, employer contributions were reduced by $2,434,822 and $2,156,000, respectively, from forfeited nonvested accounts. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $1,816,630 and $2,103,780, respectively. These accounts will be used to reduce future employer contributions.
Investments
The Retirement Plan Investment Committee of the Company is responsible for the selection and monitoring of the Plan's investment options, other than the Company Stock Fund, which is maintained pursuant to the terms of the Plan. In addition to the Company Stock Fund, the investment options of the Plan include Collective Trusts and Mutual Funds. Plan participants direct the investment of their account balances into the various investment options offered by the Plan. Company matching contributions for the 2013 and 2012 Plan years were made in cash and invested in accordance with the participant's investment direction on file, or if none, in the T. Rowe Price target year fund closest to the year in which the participant will reach age 65. Company contributions may be made in cash or in the common stock of the Company, at the Company's discretion.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.
Loans to Participants
Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and have varying maturities through 2028 with rates between 4.25% and 10.50%. Currently, loan interest rates are set at prime interest rate plus 1% under the Plan's loan guidelines. With the exception of certain transferred loans, a participant may only have one outstanding loan in his or her Plan account at any time. Interest income is recognized over the life of the loan.
Payment of Benefits
Participants may elect to receive all or a portion of their vested Plan account balance following termination of employment.
Non-hardship Withdrawals
While a participant is employed by the Company, they may withdraw any or all vested portions of their Plan account upon attaining age 59 1/2. Participants may also withdraw their after-tax contributions at any time. Withdrawals are limited to two per calendar year.

Hardship Withdrawals
Participants may withdraw any or all vested portions of their Plan account, other than any portions related to fixed Company contributions or qualified non-elective employer contributions, in the event of a hardship, as defined in the Plan.
Payments of benefits from the Plan are generally made in cash. A participant may elect to receive his or her interest in the Company Stock Fund in the form of stock certificates. A participant has the option to reinvest dividends from the Company Stock Fund in additional shares of Company stock or receive a cash payout.
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants and elected to be withdrawn were $428,755 and $600,364 at December 31, 2013 and 2012, respectively.
Administrative Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company as provided in the Plan document. In 2013 and 2012, the majority of administrative expenses were paid directly by the Company.
Plan Amendments
The Plan was amended, effective January 1, 2013, to change the timing of matching and fixed contributions made by the Company. Also, following the acquisition of the Home Loan Center, Inc. by the Company, the Plan was amended, effective June 7, 2012, to add DFS Escrow, Inc., Discover Home Loans, Inc. and HLC Settlement Services, Inc. as participating employers.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.
Risks and Uncertainties
The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Investment Valuation
The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following provides a description of methodologies used in valuing the Plan's assets at fair value:
Common Stock of the Company
The Company stock is valued at the closing price reported on the New York Stock Exchange Composite Listing on the last business day of the Plan year.
Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Collective Trusts
These investments are not traded on an active market, but instead are valued using the NAV provided by the administrator of the fund. The unit price is based on underlying investments which are traded on an active market.
Stable Value Fund
In accordance with Accounting Standard Codification (“ASC”) Topic 962 Plan Accounting - Defined Contribution Pension Plans, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive stable value funds in the caption for participant-directed investments, at fair value, as well as an additional line item showing an adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by ASC Topic 946 Financial Services - Investment Companies. The fair values of the Plan's interest in stable value funds is based upon the net asset value of the funds, after adjustments to reflect all underlying investments of the funds at fair value.
Investment Income
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the average cost of the assets at the beginning of the year, or at time of purchase of assets purchased during the year, and the related average cost on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Receivables
Contributions receivable
The carrying amount of the contributions receivable approximate fair value due to their short-term maturities.
Receivables for securities sold
Represent pending sales of investments that have not yet settled.
Accrued investment income
Represents dividend and interest income that have been earned but have not yet been received. Dividends are accrued on their ex-dividend dates, while interest income is recorded when earned.
Notes receivable from participants
Represent outstanding principal and interest balance on loans receivable from participants and are recorded when participants take out a loan.
Payables for securities purchased
Represent pending purchases of investments that have not yet settled.
Benefits paid to participants
Benefits are recorded upon distribution.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits are as follows:

	For the Year Ended December 31,
	2013	2012
Discover Financial Services common stock(1)	$137,099,992	$102,372,224
Mellon S&P 500 Index Fund(1)	$97,366,683	$64,963,928
Dodge & Cox International Stock Fund	$86,018,854	$58,753,324
Wells Fargo Stable Return Fund C(2)	$67,646,827	$56,950,922
Dodge & Cox Stock Fund	$67,419,540	$42,385,354
PIMCO Total Return Fund	$62,382,165	$62,487,939
MSIF Inc. U.S. Large Cap Growth Portfolio	$60,927,969	$41,778,610
T. Rowe Price Retirement Fund 2035	$51,354,297	$39,873,704

(1) Party-in-interest

(2)	Amount in the table represents the fair value at December 31, 2013 and 2012. The contract value of the Wells Fargo Stable Return Fund C was $67,104,359 and $55,345,891 at December 31, 2013 and 2012.
The Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	For the Year Ended December 31,
	2013	2012
Common stock	$44,773,558	$42,200,027

Mutual Funds:
Domestic Stock Funds	44,335,969	14,548,133
International Stock Funds	15,634,906	8,239,159
Fixed Income Funds	(1,279,653)	5,094,142
Total mutual funds	58,691,222	27,881,434

Collective Trusts:
Equity Funds - Domestic	17,927,343	6,174,250
Equity Funds - International	1,034,234	668,718
Equity Index Funds	22,566,866	7,418,467
Target Date Fund Income Active	1,048,487	1,055,289
Target Date Funds 2010-2020	7,481,600	5,757,831
Target Date Funds 2025-2035	18,645,464	10,624,655
Target Date Funds 2040-2055	11,649,877	4,984,731
Stable Value Fund	898,867	273,075
Total collective trusts	81,252,738	36,957,016

Net appreciation in fair value of investments	$184,717,518	$107,038,477

4.    STABLE VALUE FUND
The Wells Fargo Stable Return Fund C (“Fund C”), is a collective trust fund. Wells Fargo Bank, N.A. serves as the Fund manager and trustee. Fund C has invested all of its assets in Wells Stable Return Fund G ("Fund G"), which invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. The beneficial interest of each participant is represented by units. Units are issued by Fund C at a price determined by Wells Fargo at the close of each business day. The net asset value of Fund C is calculated daily. Net investment income and realized and unrealized gains on investments are not distributed by the fund. Rather they are reinvested and reflected in the net asset value of the fund. Units of Fund C are issued and redeemed at the current net asset value. The estimated fair value of Fund C is net asset value, exclusive of the adjustment to contract value, and is considered a Level 2 investment. Currently the Plan does not provide for any competing stable value funds or benefit-responsive investment contracts.
Fund G's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, Fund G invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.
Limitations on the Ability of Fund G to Transact at Contract Value
Guaranteed investment contracts and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Events which may trigger a market value adjustment include:

•	material amendments to Fund G's structure or administration;

•	changes to the participating plans' competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as group layoff or early retirement incentive program), the closing or sale of subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.

5.    NET ASSET VALUE (NAV) PER SHARE
The following table is a summary of the Plan's investments in collective trusts whose fair value is estimated using the NAV per share or its equivalent, as its fair value is not readily determinable:

	Fair Value Estimated Using Net Asset Value per Share
Investment	Fair Value(1)	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
December 31, 2013
Equity Funds - Domestic(2)	$68,818,277	$—	Immediate	None
Equity Funds - International(3)	6,105,762	—	Immediate	None
Equity Index Funds(4)	97,366,683	—	Immediate	None
Target Date Fund Income Active(5)	12,335,333	—	Immediate	90 days
Target Date Funds 2010-2020(5)	55,827,457	—	Immediate	90 days
Target Date Funds 2025-2035(5)	100,670,061	—	Immediate	90 days
Target Date Funds 2040-2055(5)	61,562,248	—	Immediate	90 days
Stable Value Fund(6)	67,646,827	—	Immediate	None
Total	$470,332,648	$—

December 31, 2012
Equity Funds - Domestic(2)	$47,768,700	$—	Immediate	None
Equity Funds - International(3)	4,186,574	—	Immediate	None
Equity Index Funds(4)	64,963,928	—	Immediate	None
Target Date Fund Income Active(5)	11,545,514	—	Immediate	90 days
Target Date Funds 2010-2020(5)	47,189,631	—	Immediate	90 days
Target Date Funds 2025-2035(5)	76,682,097	—	Immediate	90 days
Target Date Funds 2040-2055(5)	39,444,934	—	Immediate	90 days
Stable Value Fund(6)	56,950,922	—	Immediate	None
Total	$348,732,300	$—

(1)	The fair values of the investments have been estimated using the net asset value of the investment.

(2)	Equity funds - domestic strategies seek to invest in a diversified portfolio of common stocks.

(3)	Equity funds - international strategies seek long-term growth of capital primarily through investments in foreign securities.

(4)	Equity index fund strategies seek to track the performance of the S&P 500 Index.

(5)	Target date fund strategies seek to invest in equity and fixed income trusts with an allocation strategy determined by a specific retirement date.

(6)
Stable value fund strategies seek to invest in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products with similar characteristics.

6.    FAIR VALUE DISCLOSURES
The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820:
Level 1 - Inputs utilize quoted prices (unadjusted) available in active markets for identical assets or liabilities;
Level 2 - Inputs utilize other than quoted prices that are observable for the asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in an active or inactive market, quoted prices for the identical assets in an inactive market, and inputs other than quoted prices that are observable at commonly quoted intervals, such as interest rates;
Level 3 - Inputs utilize unobservable inputs, and include situations where there is little, if any, market activity for the asset or liability.
In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Assets Measured at Fair Value on a Recurring Basis
There were no Level 3 assets or liabilities measured at fair value on a recurring basis at any point during the year ended December 31, 2013 and 2012.

There is no difference between the carrying value and the fair value of these funds, except for the stable value fund. The following table presents information about the Plan's assets measured at fair value on a recurring basis at December 31, 2013 and 2012 and indicates the level within the fair value hierarchy with which each of those items is associated:

	Quoted Prices In Active Markets for Identical Assets (Level 1)(1)	Significant Other Observable Inputs (Level 2)(1)	Total
Balance at December 31, 2013
Assets
Common stock:
Discover Financial Services	$137,099,992	$—	$137,099,992

Mutual Funds:
Domestic Stock Funds	158,431,958	—	158,431,958
International Stock Funds	86,018,854	—	86,018,854
Fixed Income Funds	62,382,165	—	62,382,165
Total mutual funds	306,832,977	—	306,832,977

Collective Trusts:
Equity Funds-Domestic	—	68,818,277	68,818,277
Equity Funds-International	—	6,105,762	6,105,762
Equity Index Funds	—	97,366,683	97,366,683
Target Date Fund Income Active	—	12,335,333	12,335,333
Target Date Funds 2010-2020	—	55,827,457	55,827,457
Target Date Funds 2025-2035	—	100,670,061	100,670,061
Target Date Funds 2040-2055	—	61,562,248	61,562,248
Stable Value Fund	—	67,646,827	67,646,827
Total collective trusts	—	470,332,648	470,332,648
Total assets	$443,932,969	$470,332,648	$914,265,617

	Quoted Prices In Active Markets for Identical Assets (Level 1)(1)	Significant Other Observable Inputs (Level 2)(1)	Total
Balance at December 31, 2012
Assets
Common stock:
Discover Financial Services	$102,372,224	$—	$102,372,224

Mutual Funds:
Domestic Stock Funds	104,612,271	—	104,612,271
International Stock Funds	58,753,324	—	58,753,324
Fixed Income Funds	62,487,939	—	62,487,939
Total mutual funds	225,853,534	—	225,853,534

Collective Trusts:
Equity Funds-Domestic	—	47,768,700	47,768,700
Equity Funds-International	—	4,186,574	4,186,574
Equity Index Funds	—	64,963,928	64,963,928
Target Date Fund Income Active	—	11,545,514	11,545,514
Target Date Funds 2010-2020	—	47,189,631	47,189,631
Target Date Funds 2025-2035	—	76,682,097	76,682,097
Target Date Funds 2040-2055	—	39,444,934	39,444,934
Stable Value Fund	—	56,950,922	56,950,922
Total collective trusts	—	348,732,300	348,732,300
Total assets	$328,225,758	$348,732,300	$676,958,058

(1)	There were no transfers into or out of levels 1 and 2 in the fair value hierarchy for the years ended December 31, 2013 and 2012.
7.    PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of collective trusts managed by the Plan Custodian, The Bank of New York Mellon. Because The Bank of New York Mellon is the Plan Custodian, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.
At December 31, 2013 and 2012, the Plan held 2,450,402 and 2,655,570, respectively, shares of common stock of the Company, the sponsoring employer, with a cost basis of $57,209,780 and $53,289,343 and a fair value of $137,099,992 and $102,372,224, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income on the common stock of the Company of $1,898,743 and $852,460 respectively.
Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.
8.    FEDERAL INCOME TAX STATUS
On January 24, 2013, the Plan Sponsor received a favorable determination letter from the Internal Revenue Service ("IRS") that the Plan satisfies the requirements of the applicable sections of the Internal Revenue Code. No provision for income taxes has been recorded in the accompanying financial statements. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$961,012,943	$708,844,226
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	542,468	1,605,031
Corrective distributions	(20,962)	—
Distributions and withdrawals payable	(428,755)	—
Net assets available for benefits per Form 5500	$961,105,694	$710,449,257

The following is a reconciliation of the increase in net assets per the financial statements to the form 5500:

	December 31,
	2013	2012
Increase in net assets per the financial statements	$252,168,717	$164,826,795
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,062,563)	1,847,822
Change in corrective distributions	(20,962)	—
Change in distributions and withdrawals payable	(428,755)	—
Net increase per Form 5500	$250,656,437	$166,674,617

Employer Identification Number 36-2517428; Plan Number 003
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

		Mutual Funds
	CRM	Cramer Mid Cap Value Fund		$30,084,449
	Dodge & Cox	Dodge & Cox International Stock Fund		86,018,854
	Dodge & Cox	Dodge & Cox Stock Fund		67,419,540
	Morgan Stanley	MSIF Inc. U.S. Large Cap Growth Portfolio Fund		60,927,969
	PIMCO	PIMCO Total Return Fund		62,382,165

		Collective Trusts
	Prudential Trust Company	Jennison U.S. Small Cap Equity Fund		38,520,854
*	The Bank of New York Mellon	Mellon EB Temporary Investment Fund II		2,223,099
*	The Bank of New York Mellon	Mellon S&P 500 Index		97,366,683
	Pyramis Global Advisors Trust Company	Pyramis Select International Fund		6,105,763
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund C		67,646,827
	KeyBank National Association	Victory Large Cap Fund		28,074,323
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Active Fund		12,335,333
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund		4,034,218
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund		34,511,635
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund		17,281,603
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund		24,518,447
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund		24,797,318
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund		51,354,297
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund		21,094,013
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund		16,467,425
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Fund		12,011,769
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund		11,989,041

*	Discover Financial Services	Common Stock		137,099,992

*	Participant loans	Maturing 2014 - 2028 at interest rates between 4.25% and 10.50%		24,611,601
	Total Investments Held at End of Year			$938,877,218

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Discover Financial Services 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DISCOVER FINANCIAL SERVICES 401(k) PLAN

	By:	Discover Financial Services Employee Benefits
Committee, as Plan Administrator

June 23, 2014	By:	/s/ Douglas Seipel
Douglas Seipel, Chairman
Discover Financial Services Employee Benefits
Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.